UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 21, 2022, MorphoSys AG (the “Company”) published the announcement of Preliminary Q3 2022 Monjuvi U.S. Sales and an update of the Financia Guidance for 2022.

Exhibits

99.1    Ad hoc: MorphoSys AG Reports Preliminary Q3 2022 Monjuvi U.S. Sales and Updates Financial Guidance for 2022
99.2    MorphoSys Reports Preliminary Q3 2022 Monjuvi U.S. Sales and Updates Financial Guidance for 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: October 21, 2022    By:    /s/ i.A. Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Senior Specialist Investor Relation

    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations